Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

Information Circular IC16-054 October 7, 2016

The New Asset Class: Investing in Volatility with VIX Futures

>                      On Thursday, October 13, the CBOE Options Institute and RCM Alternatives will host an event with keynote speaker Russell Rhoads, director of education at CBOE, on how volatility is becoming a new investable asset.

>                      As part of the event, hedge fund managers will share how they approach this new method of investing, hedging, and speculating via VIX Index futures and options.

>                      The event will cover the current landscape and forecast for the VIX Index, misconceptions and facts about the structure of VIX futures, and the evolution of how the VIX Index has evolved as a trading instrument.

>                      For details and registration, visit the RCM Alternatives event website.

Saturday, October 15 Back-Up Testing

>                      CBOE Trading Permit Holders (TPHs) participating in CBOE’s October 15 Back-up Data Center Test need to contact CBOE to confirm their participation and provide necessary contact information if they have not already done so. For more information, read CBOE Regulatory Circular RG16-150.

CFE

>                      Also on Saturday, October 15, CFE will participate in an FIA-coordinated, industrywide business continuity test. For more information, read CFE Information Circular IC16-034.

Extension of Expirations for SPX Weeklys

>                      This week, CBOE extended the listing of SPXW Wednesday-Expiring Weekly options to include the November 9, 2016 expiration in addition to the regularly scheduled listing of the November 2, 2016 expiration. CBOE also extended the listing of SPXW Monday-Expiring Weekly options to include the November 7, 2016 expiration in addition to the regularly scheduled listing of the October 24, 2016 expiration.

>                      For more, see CBOE Regulatory Circular RG16-157.

September 2016 Volume Recap

CBOE Holdings

>                      Average daily volume (ADV) in September for options and futures on CBOE, C2 and CFE was 5.1M contracts, up 25% from August 2016 and 3% from September 2015.  Total volume figures are below:

Total Volume	Sept 2016	Sept 2015	% Chg	Aug 2016	% Chg
HOLDINGS	107.4M	104.0M	+3%	94.4M	+14%
CBOE	92.1M	92.6M	---	82.8M	+11%
C2	8.9M	6.2M	+45%	6.9M	+29%
CFE	6.3M	5.3M	+20%	4.8M	+33%

Volume Highlights

>                      Index options traded at CBOE and C2 had an ADV of 1.8 million contracts, up 24% from August 2016, with S&P 500 Index (SPX) options ADV of 1.1 million contracts up 26% from August 2016 and CBOE Volatility Index (VIX Index) options ADV of 615,166 contracts up 22% from August 2016.

>                      Equity options traded at CBOE and C2 had an ADV of 1.6 million contracts in September, an increase of 13% from August 2016 and 20% from September 2015.

CBOE

>                      September ADV at CBOE was 4.4M contracts, an increase of 22% from August 2016.

C2

>                      September ADV at C2 was 424,972 contracts, up 42% from August 2016.

CFE

>                      VIX futures at CFE had an ADV of 302,205 contracts, up 46% from August 2016 and 20% from September 2015.

>                      For a complete recap of September’s trading activity, see the press release.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC16-054 October 7, 2016

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15,

2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC.  The factors described in such SEC filings include, without limitation:  CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC16-054 October 7, 2016

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by BATS will be available free of charge on BATS’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com